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Mushroom Culture

Deli / Bodega

1803 W 39th ST
Kansas City, MO 64111
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Early Investor Bonus: The investment multiple is increased to 2.5× for the next $100,000 invested.
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THE PITCH
Mushroom Culture is seeking investment to open a new location for our mushroom butcher shop/deli.
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INVESTOR PERKS

Mushroom Culture is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business and may also receive the perks of lesser value as specified below.

Mushroom Gift Bag
Invest $350 or more to qualify. 50 of 50 remaining

Receive a gift bag including mushroom coffee, mushroom tea, and dried mushrooms (varies depending on availability)

Free Mushrooms For A Year!
Invest $750 or more to qualify. Unlimited available

Receive 1/2 lb of free mushrooms every calendar month for 12 consecutive months. Must pick up in person during each eligible month, free 1/2 lb does not roll over or accumulate.

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OUR STORY

Mushroom Culture began as a hobby and has since evolved into a full-scale commercial operation, supplying gourmet mushrooms to many of Kansas City's premier restaurants. Recently, we've shifted our focus to the end of the fork, developing a first-of-its-kind food concept.

Started cultivating mushrooms in 2019.
Serviced 47 food establishments, and grew over 12 varieties of gourmet mushrooms.
Now opening the world's first vegetarian mushroom butcher shop and deli.
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BUSINESS MODEL

Mushroom Culture is a plant based mushroom-centric butcher shop and deli specializing in high-quality, locally farmed/foraged mushrooms and produce. We're blending retail with an elevated approach to fast casual food.

A truly unique and first of its kind food concept.
Offering a range of satisfying comfort dishes and delectable healthy alternatives, all guilt free.
Competitively priced, and designed for extremely fast service and convenience, which is perfect for the thousands of busy doctors, nurses, students, and patients just a 1/2 block away.

High quality, local ingredients provided by our network of local farmers and foragers.

Many of our vendors pay a percentage of sales and manage their own inventory, enabling us to concentrate on our core revenue streams.

We're prioritizing local collaborations and hosting weekly guest chef pop-ups to keep the vibe and menu fresh.

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THE SPACE

We spent over a year looking for the perfect location and finally found it at 1803 W 39th Street in Kanas City, Missouri. This 3,000 sqft historic building is situated in a heavy foot traffic area in a densely packed neighborhood, and has been home to some of Kansas City's most beloved restaurants.

One of the older & more recognizable brick buildings in Kansas City dating back to the late 1800's.

Located on a street with heavy foot traffic, and surrounded by a densely packed neighborhood comprised of our key demo.

We're adding a walk-up window for even faster service.

Moderately sized at 3,000 sqft giving us the ability to grow into the space.

Over 10,000 students, faculty, and patients commute to KU Medical Center just a 1/2 block from our building.

A large 223 unit apartment is set to be completed directly behind our building in 2024. This apartment practically sits on top of our space, and other large apartments are being built relatively close by.

Thousands of people attend 3rd Friday block parties w/ food and music just outside our door.

We've secured a lease with options to renew, and have at least 9 years in the space should we decide to exercise our options.

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OUR OFFERINGS

Mushroom Culture offers a wide variety of fresh locally sourced mushrooms, produce, and foraged foods by the pound. Our grab-and-go case features seasonal, ready-to-go meals freshly made with our locally sourced items. The hot menu has sandwiches, soups, salads, deserts, and more!

Fried "Chicken" Sandwich - Panko Breaded Lions Mane Patties, House Made Bun, Garlic Confit & Sumac Aioli, Lettuce, Tomatoes, Pickles, Onions

"Fish" & Chips - Beer Battered Lion's Mane, French Fries, Tartar Sauce

"Chicken" & Waffles - Panko Breaded Lions Mane Patties, Overnight Belgian Waffles, Candy Cap Mushroom & Brown Butter Ice Cream, Maple Syrup

Our menu makes mushrooms more accessible to the public by serving them in a way familiar to meat eaters and plant based customers alike.

TARGET MARKET

Our target market consists of millennials and plant based individuals. Fortunately, the neighborhood we're locating in is heavily populated with this demographic. The population of the Kansas City Metro area is 2.4 million, 700,000 of which fit our key demo. Our target market makes up a large percentage of the 10,000+ workers, students, and faculty of the large research hospital 1/2 a block from our building.

Over 10,000 potential daily customers in our neighborhood

Our most likely customers are 24 - 45 years old Millennials

700,000 key demo customers in the Kansas City Metro area

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FORECASTED MILESTONES

Our first year is all about establishing our core business model of selling grab-and-go meals, fresh mushrooms/produce, and hot items. Early 2025 will see the launch of our catering program and small-scale food production, which we anticipate will generate a significant amount of revenue.

June 2024 Launch

Early 2025 Catering Program Launch

Early to Mid 2025 Small Scale Frozen Food Production For B2B Sales

Mid to Late 2026 Begin Scaling Our Frozen Food Production

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SOCIAL MEDIA BRANDING

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THE TEAM

Bryan Alley

Founder/Head Chef

Chef turned mushroom farmer with over 11 years combined experience cooking and cultivating mushrooms. Bryan is focused on developing new food concepts that prioritize sustainable local food networks.

Matt Lett

Director of Business Expansion

Passionate community designer & regenerative business developer with a background in economics and a deep connection to the land. As the director of business expansion at Kansas City Mushroom Culture, he harnesses the power of mushrooms to create transformative spaces that enhance well-being and promote environmental stewardship, embodying his vision for a sustainable world through regenerative practices in community design.

Monica Alley
Creative Director

Bridging the worlds of visual art and brand design, Monica applies her experience as an art director/set stylist to her role as Creative Director of Mushroom Culture. Her approach to design is deeply influenced by her artistic journey, reflecting a continual exploration of storytelling through objects and spaces.

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PITCH DECK
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PRESS
Kansas City Magazine

Announcing Our New Food Concept

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LOCATION THROUGH THE YEARS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $56,000
First Months Employee Wages $22,500
First 6 Months Rent $40,800
Food Supplies $5,000
Security Deposit $40,800
Renovations $114,650
Mainvest Compensation $20,250
Total $300,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,026,576 $2,028,416 $2,902,822 $4,250,123 $5,801,955
Cost of Goods Sold $425,092 $801,470 $1,100,000 $1,500,000 $2,100,000
Gross Profit $601,484 $1,226,946 $1,802,822 $2,750,123 $3,701,955

EXPENSES

Rent $68,000 $81,600 $81,600 $81,600 $81,600
Utilities $12,000 $14,400 $14,400 $14,400 $14,400
Personell Expenses $194,124 $397,118 $855,538 $1,300,000 $1,600,000
Insurance $12,000 $14,400 $14,400 $14,400 $14,400
Renovations $150,000 $0 $0 $0 $0
Licenses, fees $6,500 $0 $0 $0 $0
Linen service $2,500 $3,000 $3,000 $3,000 $3,000
Waste Oil $2,500 $3,000 $3,000 $3,000 $3,000
Pest Control $1,000 $1,200 $1,200 $1,200 $1,200
Repairs & Maintenance $0 $2,000 $2,400 $2,400 $2,400
Music $310 $372 $372 $372 $372
Security $1,200 $1,200 $1,200 $1,200 $1,200
Software Expenses $2,200 $2,400 $2,400 $2,400 $2,400
Trash $1,800 $1,800 $1,800 $1,800 $1,800
Restroom/ Cleaning Supplies $825 $900 $900 $900 $900

Operating Profit $146,525 $703,556 $820,612 $1,323,451 $1,975,283

This information is provided by Mushroom Culture. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

2023 Income Statement

Business Plan.pdf

PITCH DECK.pdf

Reviewed Financials - Appendix B.pdf

Investment Round Status

Target Raise $300,000

Maximum Raise $500,000

Amount Invested $0

Investors 0

Investment Round Ends April 12th, 2024

Summary of Terms

Legal Business Name MUSHROOM CULTURE LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

2.5×

Investment Multiple 2×

Business's Revenue Share 3.5%-5.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2030

Financial Condition

Historical milestones

Mushroom Culture has been operating since May, 2020 and has since achieved the following milestones:

Opened location in Shawnee, Kansas

Achieved revenue of $7108 in 2020, which then grew to 73877 in 2021.

Had Cost of Goods Sold (COGS) of $1,700, which represented gross profit margin of 20% in 2021. COGS were then $18,980 the following year, which implied gross profit margin of 29.859%.

Achieved profit of $10,487 in 2021, which then grew to $6,156 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Mushroom Culture forecasts the following milestones:

Secure lease in Kansas City, Missouri by October, 2023.

Hire for the following positions by October, 2023: Cashier, Cook, Cook

Achieve $400k revenue per year by 2024.

Achieve $381.9K profit per year by 2024.

Financial liquidity

Mushroom Culture has a medium liquidity position due to its low cash reserves as compared to debt and other liabilities. Mushroom Culture expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other outstanding debt or equity

As of 7-21-23, Mushroom Culture has debt of $6868 outstanding and a cash balance of $2,800. This debt is sourced primarily from a business loan and will be senior to any investment raised on Mainvest. In addition to the Mushroom Culture's outstanding debt and the debt raised on Mainvest, Mushroom Culture may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mushroom Culture to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mushroom Culture operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mushroom Culture competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mushroom Culture's core business or the inability to compete successfully against other competitors could negatively affect Mushroom Culture's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mushroom Culture's management or vote on and/or influence any managerial decisions regarding Mushroom Culture. Furthermore, if the founders or other key personnel of Mushroom Culture were to leave Mushroom Culture or become unable to work, Mushroom Culture (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mushroom Culture and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mushroom Culture is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mushroom Culture might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mushroom Culture is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mushroom Culture

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mushroom Culture's financial performance or ability to continue to operate. In the event Mushroom Culture ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mushroom Culture nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mushroom Culture will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mushroom Culture is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mushroom Culture will carry some insurance, Mushroom Culture may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mushroom Culture could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mushroom Culture's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mushroom Culture's management will coincide: you both want Mushroom Culture to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mushroom Culture to act conservative to make sure they are best equipped to repay the Note obligations, while Mushroom Culture might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mushroom Culture needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mushroom Culture or management), which is responsible for monitoring Mushroom Culture's compliance with the law. Mushroom Culture will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mushroom Culture is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mushroom Culture fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mushroom Culture, and the revenue of Mushroom Culture can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mushroom Culture to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mushroom Culture. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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